FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2008.

Total number of pages: 17

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2008 (Unaudited)
FROM APRIL 1, 2008 TO JUNE 30, 2008 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2008 (Unaudited)

FROM APRIL 1, 2008 TO JUNE 30, 2008

CONSOLIDATED

Released on July 29, 2008

NIDEC CORPORATION

Date of Directors’ meeting for financial results: July 29, 2008

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (U.S. GAAP)

     (from April 1, 2008 to June 30, 2008)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Three months ended June 30
	2008	2007
Net sales	¥178,402	¥172,174
Ratio of change from the previous period	3.6%	18.1%
Operating income	18,131	15,106
Ratio of change from the previous period	20.0%	0.5%
Income before income taxes	23,253	16,831
Ratio of change from the previous period	38.2%	20.0%
Net income	15,109	11,116
Ratio of change from the previous period	35.9%	25.6%
Net income per share -basic	¥104.24	¥76.75
Net income per share -diluted	¥101.27	¥74.63

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	June 30	March 31
	2008	2008
Total assets	¥709,116	¥671,714
Shareholders’ equity	335,320	319,584
Shareholders’ equity to total assets	47.3%	47.6%
Shareholders’ equity per share	¥2,313.52	¥2,204.94

2. Dividend Condition

	Yen
	Year ending March 31, 2009 (estimate)	Year ended March 31, 2008
Interim dividend per share	¥30.00	¥25.00
Year-end dividend per share	30.00	30.00
Annual dividend per share	¥60.00	¥55.00

Note: Revision of expected dividends during this period: No

3. Forecast of Consolidated Financial Performance (for the year ending March 31, 2009)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2008	Year ending March 31, 2009
Net sales	¥375,000	¥800,000
Operating income	40,000	90,000
Income before income taxes	40,000	90,000
Net income	26,000	58,000
Net income per share -basic	¥179.39	¥400.17

Note: Financial forecasts for the year ending March 31, 2009 remain unchanged from the previous ones released on April 23, 2008.

4. Others

(1) Change in number of material subsidiaries during this period

(due to change in the scope of consolidation): Not applicable

(2) Adoption of unique accounting method: Yes

Note: Please refer to details in “4. Others” on page 7.

(3) Changes in accounting method in this period

1. Changed by new accounting standard: Yes

2. Changed by others: Not applicable

Note: Please refer to details in “4. Others” on page 7.

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

144,987,492 shares at June 30, 2008

144,987,492 shares at March 31, 2008

2. Number of treasury stock at the end of each period:

48,042 shares at June 30, 2008

47,495 shares at March 31, 2008

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

144,939,625 shares for the year ended June 30, 2008

144,835,818 shares for the year ended June 30, 2007

.

(Special mentions)

(1) Consolidated Results of Cash Flows

	Yen in millions
	Three months ended June 30
	2008	2007
Net cash provided by operating activities	¥17,506	¥11,492
Net cash used in investing activities	(14,943)	(13,106)
Net cash provided by (used in) financing activities	9,323	6,261
Cash and cash equivalents at end of period	¥116,765	¥96,376

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	131
Number of affiliated companies accounted for under the equity method:	5

(3) Change in Scope of Consolidation and Application of Equity Method

1. Changes from March 31, 2008

Number of companies newly consolidated:	3
Number of companies excluded from consolidation:	-
Number of companies newly accounted for under the equity method:	-
Number of companies excluded from accounting under the equity method:	-

2. Changes from June 30, 2007

Number of companies newly consolidated:	5
Number of companies excluded from consolidation:	-
Number of companies newly accounted for under the equity method:	1
Number of companies excluded from accounting under the equity method:	-

Qualitative Information and Financial Statements

1. Qualitative Information Regarding Consolidated Business Results

The unpredictable and unstable business environment seen at the beginning of the first quarter, ended June 30, 2008 (“the quarter” below), continued throughout the quarter. The IT business segment overall, including the hard disk drive (HDD) market, was in a slump, due in part to seasonal factors. To meet performance targets, all consolidated firms in the Nidec Group undertook management reforms, focusing on cost reductions and quick response to changing market needs. These efforts resulted in year-on-year growth in both revenues and income for the quarter, with performance almost reaching anticipateｄ levels. Net sales were held to approximately 4% year-on-year growth, partially as a result of the significant appreciation of the yen in comparison to the same quarter of the previous fiscal year, but operating income rose 20%. The value of the yen, which was high at the end of the previous fiscal year, slightly weakened at the end of the quarter, and consequently foreign exchange gains of approximately ¥5.2 billion were posted. Due in part to this, income before income taxes and net income both recorded double-digit growth, up more than 30%.

Net sales for the quarter rose approximately ¥6.2 billion (3.6%) to ¥178,402 million. Operating income grew approximately ¥3.0 billion (20.0%) to ¥18,131 million. The small precision motors business accounted for approximately 50% of the gain in income, but the other four business segments also posted double-digit growth in income. Income before income taxes rose approximately ¥6.4 billion (38.2%) to ¥23,253 million, largely on the strength of an approximately ¥5.2 billion foreign exchange gain. (In comparison, the foreign exchange gain for the first quarter of the previous fiscal year was approximately ¥2.4 billion.) Net income increased approximately ¥4.0 billion (35.9%) to ¥15,109 million.

Net sales by business segment were as follows.

Net sales for the first quarter in the small precision motors business rose by approximately ¥2.3 billion (2.7%) to ¥87,675 million. This includes approximately ¥1.6 billion in net sales growth at Nidec Brilliant Co., Ltd., whose earnings results for the previous first quarter were partially included in our consolidated financial statements for the same fiscal quarter. Growth in net sales would have been slightly less with this excluded, but it also reflects a reduction in net sales due to the 13% appreciation in the value of the yen compared with the previous fiscal year. In this connection, sales of spindle motors for hard disk drives rose about 16% in volume, while declining 0.3% in value. Dollar-based average sales prices were held to declines of approximately 1%, but the decline resulting from the rising yen was substantial. Once again this quarter, growth in the volume of 2.5-inch HDDs spindle motors sales outstripped that of 3.5-inch HDDs spindle motors, jumping 42% year-on-year. Also affected by the strong yen, net sales of other DC motors and brushless DC fans were both held to only slight year-on year growth.

Net sales in the mid-size motors business eased upward approximately ¥0.4 billion (2%) to ¥25,620 million in comparison to the corresponding quarter of the previous fiscal year. Power steering motors showed growth of more than approximately ¥0.5 billion (21%), but other products were virtually flat, including results at Nidec Motors & Actuators.

The machinery business posted approximately ¥1.6 billion (9%) growth in net sales, to ¥18,735 million. The principal factor in this was a jump of more than ¥1.1 billion in net sales at Nidec Sankyo, fueled by a recovery in demand for its LCD panel substrate handling-robots.

Net sales in the electronic and optical components business increased approximately ¥0.8 billion (2%) to ¥38,855 million, year on year. The principal factors in this segment’s sales growth were increases in net sales of Nidec Sankyo’s optical pick-up units and Nidec Nissin’s plastic-mold products.

Net sales in other business grew approximately ¥1.2 billion (19%) to ¥7,517 million. The main reasons for this growth were an approximately 15% increase in net sales of Nidec Tosok’s automobile parts and a 31% jump in the pivot assemblies for HDDs that are manufactured and sold by Nidec Singapore.

Operating income showed year-on-year growth of approximately ¥3.0 billion (20.0%) for the quarter, rising to ¥18,131 million. This was the result of higher income in all business segments, and particularly the growth in income in the small precision motors business. It is significant that, while all business segments achieved relatively slow growth in net sales, all posted double-digit growth in operating income.

Operating income in the small precision motors business for the quarter was ¥11,636 million, reflecting a year-on-year increase of approximately ¥1.5 billion (15%). The operating income ratio rose to 13.3%, up 1.4 percentage points from a year earlier, despite the appreciation of the yen and rising currency rates throughout Asia. This also represents an increase over the operating income ratio for the previous fiscal year, although a slight one.

The mid-size motors business is moving forward steadily with its efforts to increase profitability, posting operating income of approximately ¥1.0 billion for the quarter. This is an increase of approximately ¥0.4 billion from a year earlier. Again this quarter, revenue growth in brushless motors for home appliances contributed to increased profits. The brushless motors growth was mainly due to increasing demands for energy saving.

The machinery business achieved growth in operating income of approximately ¥0.3 billion (11%), to ¥2,856 million. Growth in operating income at Nidec Sankyo and Nidec-Read, due primarily to higher sales, contributed to these results.

The electronic and optical components business posted operating income of ¥3,120 million, representing year-on-year growth of approximately ¥0.4 billion (14%). New products, including Nidec Copal’s shutters and lens unit for digital cameras and mobile phone cameras, contributed to the improved profitability of this business segment.

Operating income in other businesses almost doubled, jumping approximately ¥250 million to ¥545 million. The principal factor in this was the improved profitability of Nidec Tosok’s automobile parts business.

2. Qualitative information on the financial conditions (consolidated)

As for the changes in the balance sheet, total assets increased by approximately ¥37,400 million from the end of the previous fiscal year as of March 31, 2008. Cash and cash equivalents, trade accounts receivable, inventories, property, plant and equipment approximately increased by ¥16,000 million, ¥6,200 million, ¥5,500 million and ¥4,900 million, respectively.

For liabilities, short-term borrowings and trade notes and accounts payable increased by approximately ¥16,200 million and ¥3,300 million.

For shareholders’ equity, retained earnings and foreign currency translation adjustments increased by approximately ¥10,700 million and ¥4,500 million, respectively.

Shareholders’ equity was approximately ¥335,300 million and shareholders’ equity to total assets was 47.3%.

<Overview of Cash Flow>

The balance of cash and cash equivalents at the end of the period was ¥116,765 million, an increase of ¥15,956 million from the end of the previous year as of March 31, 2008.

“Cash flow from operating activities” was ¥17,506 million. Compared to the previous first quarter, the cash flow increased by approximately ¥6,000 million mainly due to increased in net income of approximately ¥4,000 million and increase in notes and accounts payable of approximately ¥3,700 million, otherwise decrease in foreign currency adjustments of approximately ¥2,200 million.

“Cash flow from investing activities,” cash outflow was ¥14,943 million. The outflow was mainly due to additions to property, plant and equipment of approximately ¥10,600 million and payments for additional investments to subsidiaries of approximately ¥2,300 million.

“Cash flow from financing activities,” cash inflow was ¥9,323 million. Cash inflow resulting from an increase of short-term borrowings was approximately ¥15,200 million and dividends paid was approximately ¥4,300 million.

3. Qualitative Information Regarding Forecasts of Consolidated Performance

Our forecast on the current fiscal year’s business performance will remain as described in the interim and full year forecasts released on April 23, 2008.

(1) Our consolidated business performance of the first quarter is making gains as it is planned. The sales of the first quarter are 47.6% of the interim forecast, while the operating income is 45.3% of it. The demand for small precision motors, our company’s core business, will increase from this second quarter. Therefore we are expecting sales to be increasing from the second quarter. Additionally, all business segments are enjoying increased sales and profit over the same period of the last fiscal year. So we believe that our performance is going as the plan. Therefore, our interim forecast remains as it is. Even though our income before income taxes and net income for the current period exceeded 50% of the interim forecast, this is due to currency exchange gain. Since, the currency rate will be expected to fluctuate, these forecast will remain unchanged.

(2) Forecast for the fiscal year was announced on April 23, 2008. The forecast for the whole business environment and each business segments are progressing as disclosed. Despite the serious recessions on the global and Japanese markets, it is our belief that no corrections on the full year forecast will be necessary.  On the HDD market, we experienced a double-digit growth during the quarter compared with the same period of last year. Furthermore, we are expecting another double-digit growth through the year. With the above considered, our full year forecast remains as it is for now.

4. Others

(1) Change in number of material subsidiaries during this period

   (due to change in the scope of consolidation): Not applicable

(2) Adoption of unique accounting method: Yes

   (Corporate income tax reporting standards)

Corporate income tax and other taxes are calculated using unique methods, including the use of expected annual tax rate based on the legal income tax rate.

(3) Changes in accounting method in this period: Yes

As of April 1, 2008, NIDEC adopted SFAS No. 157. SFAS No. 157 clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial position, results of operation or liquidity.

As of April 1, 2008, NIDEC adopted the measurement date provision of SFAS No. 158. In accordance with this provision, the measurement dates of some of the benefit pension plans were changed to the date of the employer's fiscal year-end from within the three months prior to the year-end. As a result, on the beginning of this fiscal year, accrued pension and severance costs was increased by ¥225 million. Furthermore, retained earnings, net of tax was reduced by ¥106 million and accumulated other comprehensive income, net of tax was reduced by ¥5 million.

As of April 1, 2008, NIDEC adopted SFAS No. 159. SFAS 159 enables entities to choose to measure eligible financial assets and financial liabilities at fair value, with changes in value recognized in earnings. As NIDEC did not elect the fair value option, the adoption of SFAS No. 159 did not have an impact on our consolidated financial position, results of operation or liquidity.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group's financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

5. Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets (unaudited)

Assets

	Yen in millions
	June 30, 2008		March 31, 2008		Increase or decrease	June 30, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	¥116,765		¥100,809		¥15,956	¥96,376
Trade notes receivable	16,440		17,205		(765)	18,215
Trade accounts receivable	155,090		148,928		6,162	162,601
Inventories:
Finished goods	34,137		32,735		1,402	30,455
Raw materials	19,467		17,849		1,618	19,687
Work in progress	17,731		16,164		1,567	17,717
Project in progress	1,422		816		606	1,307
Supplies and other	2,531		2,254		277	2,291
Other current assets	23,613		20,238		3,375	20,268
Total current assets	387,196	54.6	356,998	53.1	30,198	368,917	52.1

Investments and loan receivable:
Marketable securities and other securities investments	16,760		15,273		1,487	24,085
Investments in and advances to affiliated companies	1,954		2,102		(148)	2,208
Total investments and loan receivable	18,714	2.6	17,375	2.6	1,339	26,293	3.7

Property, plant and equipment:
Land	39,711		39,389		322	39,832
Buildings	112,390		110,258		2,132	114,736
Machinery and equipment	276,242		264,019		12,223	288,144
Construction in progress	11,419		11,309		110	10,899
Sub-total	439,762	62.0	424,975	63.3	14,787	453,611	64.1
Less - Accumulated depreciation	(236,078)	(33.3)	(226,146)	(33.7)	(9,932)	(234,506)	(33.1)
Total property, plant and equipment	203,684	28.7	198,829	29.6	4,855	219,105	31.0
Goodwill	72,898	10.3	71,223	10.6	1,675	69,392	9.8
Other non-current assets	26,624	3.8	27,289	4.1	(665)	24,187	3.4
Total assets	¥709,116	100.0	¥671,714	100.0	¥37,402	¥707,894	100.0

Liabilities and Shareholders’ Equity

	Yen in millions
	June 30, 2008		March 31, 2008		Increase or decrease	June 30, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	¥85,022		¥68,854		¥16,168	¥97,578
Current portion of long-term debt	29,081		29,196		(115)	3,456
Trade notes and accounts payable	124,961		121,698		3,263	123,654
Other current liabilities	34,581		33,351		1,230	32,338
Total current liabilities	273,645	38.6	253,099	37.7	20,546	257,026	36.3

Long-term liabilities:
Long-term debt	3,197		3,430		(233)	31,609
Accrued pension and severance costs	15,400		14,953		447	15,605
Other long-term liabilities	12,898		12,462		436	12,690
Total long-term liabilities	31,495	4.4	30,845	4.6	650	59,904	8.5

Total liabilities	305,140	43.0	283,944	42.3	21,196	316,930	44.8

Minority interest in consolidated subsidiaries	68,656	9.7	68,186	10.1	470	70,819	10.0

Shareholders’ equity:
Common stock	66,248	9.3	66,248	9.9	-	66,248	9.4
Additional paid-in capital	68,859	9.7	68,859	10.3	-	68,859	9.7
Retained earnings	204,062	28.8	193,407	28.8	10,655	166,991	23.6
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(5,764)		(10,233)		4,469	13,854
Unrealized gains (losses) from securities, net of reclassification adjustments	1,597		1,016		581	4,207
Pension liability adjustments	603		568		35	252
Total accumulated other comprehensive income (loss)	(3,564)	(0.5)	(8,649)	(1.4)	5,085	18,313	2.5

Treasury stock, at cost	(285)	(0.0)	(281)	(0.0)	(4)	(266)	(0.0)
Total shareholders’ equity	335,320	47.3	319,584	47.6	15,736	320,145	45.2
Total liabilities and shareholders’ equity	¥709,116	100.0	¥671,714	100.0	¥37,402	¥707,894	100.0

(2) Consolidated Statements of Income (unaudited)

	Yen in millions
	Three months ended June 30				Increase or		Year ended
	2008		2007		decrease		March 31, 2008
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥178,402	100.0	¥172,174	100.0	¥6,228	3.6	¥742,126	100.0
Cost of products sold	139,469	78.2	136,769	79.4	2,700	2.0	583,910	78.7
Selling, general and administrative expenses	13,394	7.5	12,711	7.4	683	5.4	51,283	6.9
Research and development expenses	7,408	4.1	7,588	4.4	(180)	(2.4)	30,100	4.0
Operating expenses	160,271	89.8	157,068	91.2	3,203	2.0	665,293	89.6
Operating income	18,131	10.2	15,106	8.8	3,025	20.0	76,833	10.4

Other income (expense):
Interest and dividend income	641		797		(156)		2,930
Interest expenses	(371)		(706)		335		(2,421)
Foreign exchange gain (loss), net	5,228		2,370		2,858		(14,110)
Gain (loss) from marketable securities, net	(24)		27		(51)		454
Other, net	(352)		(763)		411		(1,003)
Total	5,122	2.8	1,725	1.0	3,397	196.9	(14,150)	(2.0)
Income before income taxes	23,253	13.0	16,831	9.8	6,422	38.2	62,683	8.4
Income taxes	(5,976)	(3.3)	(4,427)	(2.6)	(1,549)	35.0	(15,484)	(2.0)
Income before minority interest and equity in earnings of affiliated companies	17,277	9.7	12,404	7.2	4,873	39.3	47,199	6.4
Minority interest in income (loss) of consolidated subsidiaries	2,110	1.2	1,263	0.7	847	67.1	6,082	0.9
Equity in net (income) loss of affiliated companies	58	0.0	25	0.0	33	132.0	(39)	(0.0)
Net income	¥15,109	8.5	¥11,116	6.5	¥3,993	35.9	¥41,156	5.5

(3) Consolidated Statement of Cash Flows (unaudited)

	Yen in millions
	Three months ended June 30		Increase or decrease	Year ended March 31, 2008
	2008	2007
Cash flows from operating activities:
Net income	¥15,109	¥11,116	¥3,993	¥41,156
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,625	8,590	35	37,972
Loss (gain) on marketable securities, net	24	(27)	51	(454)
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(143)	(16)	(127)	1,636
Minority interest in income of consolidated subsidiaries	2,110	1,263	847	6,082
Equity in net loss (income) of affiliated companies	58	25	33	(39)
Foreign currency adjustments	(2,804)	(653)	(2,151)	8,305
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(1,967)	(2,317)	350	26
Increase in inventories	(2,925)	(1,319)	(1,606)	(5,575)
Increase (decrease) in notes and accounts payable	540	(3,125)	3,665	5,949
Other	(1,121)	(2,045)	924	(242)
Net cash provided by operating activities	17,506	11,492	6,014	94,816
Cash flows from investing activities:
Additions to property, plant and equipment	(10,617)	(10,051)	(566)	(35,660)
Proceeds from sales of property, plant and equipment	247	118	129	2,010
Purchases of marketable securities	(2)	(2)	0	(231)
Proceeds from sales of marketable securities	18	934	(916)	2,761
Acquisitions of consolidated subsidiaries, net of cash acquired	(954)	(2,583)	1,629	(2,619)
Payments for additional investments in subsidiaries	(2,342)	(1,640)	(702)	(8,043)
Other	(1,293)	118	(1,411)	(1,942)
Net cash used in investing activities	(14,943)	(13,106)	(1,837)	(43,724)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	15,159	10,750	4,409	(15,123)
Proceeds from issuance of long-term debt	-	-	-	137
Repayments of long-term debt	(428)	(708)	280	(3,966)
Proceeds from issuance of new shares	-	761	(761)	761
Dividends paid	(4,348)	(3,618)	(730)	(7,242)
Other	(1,060)	(924)	(136)	(1,847)
Net cash provided by (used in) financing activities	9,323	6,261	3,062	(27,280)

Effect of exchange rate changes on cash and cash equivalents	4,070	2,945	1,125	(11,787)
Net increase in cash and cash equivalents	15,956	7,592	8,364	12,025
Cash and cash equivalents at beginning of period	100,809	88,784	12,025	88,784
Cash and cash equivalents at end of period	¥116,765	¥96,376	¥20,389	¥100,809

SUPPORT DOCUMENTATION (Three months ended June 30, 2008)

(1) Business Segment Information (unaudited)

	Yen in millions
	Three months ended June 30, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥87,675	¥25,620	¥18,735	¥38,855	¥7,517	¥178,402	¥-	¥178,402
Intersegment	529	91	2,392	139	1,279	4,430	(4,430)	-
Total	88,204	25,711	21,127	38,994	8,796	182,832	(4,430)	178,402
Operating expenses	76,568	24,757	18,271	35,874	8,252	163,722	(3,451)	160,271
Operating income	¥11,636	¥954	¥2,856	¥3,120	¥544	¥19,110	¥(979)	¥18,131

	Yen in millions
	Three months ended June 30, 2007
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥85,351	¥25,213	¥17,179	¥38,092	¥6,339	¥172,174	¥-	¥172,174
Intersegment	357	36	2,934	101	1,010	4,438	(4,438)	-
Total	85,708	25,249	20,113	38,193	7,349	176,612	(4,438)	172,174
Operating expenses	75,583	24,708	17,543	35,447	7,052	160,333	(3,265)	157,068
Operating income	¥10,125	¥541	¥2,570	¥2,746	¥297	¥16,279	¥(1,173)	¥15,106

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home electric appliances, automobiles, industrial use

(3) Machinery: Power transmission drivers, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment (unaudited)

			Yen in millions
	Three months ended June 30				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
Japan	¥87,858	49.2	¥90,799	52.7	¥(2,941)	(3.2)
U.S.A.	4,287	2.4	5,478	3.2	(1,191)	(21.7)
Singapore	11,702	6.6	12,227	7.1	(525)	(4.3)
Thailand	26,701	15.0	22,139	12.9	4,562	20.6
Philippines	3,617	2.0	2,750	1.6	867	31.5
China	14,343	8.0	10,600	6.2	3,743	35.3
Others	29,894	16.8	28,181	16.3	1,713	6.1
Total	¥178,402	100.0	¥172,174	100.0	¥6,228	3.6

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region (unaudited)

			Yen in millions
	Three months ended June 30				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
North America	¥6,325	3.5	¥8,272	4.8	¥(1,947)	(23.5)
Asia	104,570	58.6	98,474	57.2	6,096	6.2
Others	13,145	7.4	13,356	7.8	(211)	(1.6)
Overseas sales total	124,040	69.5	120,102	69.8	3,938	3.3
Japan	54,362	30.5	52,072	30.2	2,290	4.4
Consolidated total	¥178,402	100.0	¥172,174	100.0	¥6,228	3.6

Note: The sales are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.